Kolltan Pharmaceuticals, Inc.

300 George Street, Suite 530

New Haven, Connecticut 06511

VIA EDGAR

January 28, 2015

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance
Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Jeffrey P. Riedler

Re:          Kolltan Pharmaceuticals, Inc.

Registration Statement on Form S-1

Submitted September 12, 2014 (File No. 333-198701)

CIK No. 0001442835

Dear Mr. Riedler:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Kolltan Pharmaceuticals, Inc. (the “Company”) hereby applies for the immediate withdrawal of the above-referenced Registration Statement, which was originally filed with the Securities and Exchange Commission (the “Commission”) on September 12, 2014, together with all exhibits thereto.

The Registration Statement was filed in connection with the proposed public offering by the Company of its common stock, which the Company has determined not to pursue at this time. The Company confirms that it has not sold any securities pursuant to the Registration Statement.

Pursuant to Rule 477(c), the Company advises the Commission that the Company may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned at Kolltan Pharmaceuticals, Inc., 300 George Street, Suite 530, New Haven, Connecticut 06511, with a copy to the Company’s counsel, Wilmer Cutler Pickering Hale and Dorr LLP, Attention: Brian A. Johnson, 7 World Trade Center, 250 Greenwich Street, New York, NY 10007.

The Company requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please do not hesitate to call the undersigned at (203) 773-3000 or Brian A. Johnson of Wilmer Cutler Pickering Hale and Dorr LLP at (212) 937-7206 with any questions you may have regarding this matter.

Very truly yours,

Kolltan Pharmaceuticals, Inc.

By:	/s/ Jane V. Henderson
Jane V. Henderson, Senior Vice President, Chief Financial and Business Officer

cc:	Brian A. Johnson, Wilmer Cutler Pickering Hale and Dorr LLP